Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended March 31,
	2004	2003

Net loss	$(95)	$(143)
Class A Unit holders (ownership percentage)	x99%	x99%
Net loss allocable to Class A Unit holders	$(94)	$(141)
Class A Units outstanding	7,500	7,500
Net loss per Class A Unit	$(0.01)	$(0.02)

14